FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 6, 2004

LJ INTERNATIONAL TO OPEN FIRST
SHOWROOM IN HONG KONG

Upscale 5,000-Square-Foot Location Will Feature 2 Showrooms; Company Also
Updates Growth Projection for Lorenzo Franchising

HONG KONG and LOS ANGELES, January 6, 2004 – LJ International, Inc. (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced that it will be opening its first showroom in Hung Hom, Hong Kong, the center of the region’s jewelry industry and retailing. The store, with 5,000 square feet of space, is due to open by end of February 2004 and will showcase LJI’s highest-end jewelry lines.

There will be two showrooms, one devoted to LJI’s Lorenzo brand jewelry, the other for one of the Company’s eMotion galleries, a kiosk displaying items available for immediate purchase online. The store will also serve as a specialty store for LJ’s unique products.

LJI Chairman and CEO Yu Chuan Yih commented, “Establishing a presence in Hong Kong’s jewelry district is an important step in the Company’s plan to develop and build a high profile brand name in China’s growing consumer jewelry market. This store, with an ambience and merchandise quality aimed at the same ultra-upscale market addressed by retailers such as Cartier, will give us a highly visible foothold in the luxury market, in an area that attracts discriminating buyers from all over the world.”

The Company also offered an update on its progress toward expanding its franchising of the Emotion Gallery. Mr. Yih said he expects to franchise the Gallery through a local China partner to build its own brand: “Emotion” and “Lorenzo” reiterating earlier projections, the company earlier announced that it expects to open 50 to 200 eMotion kiosks in China over the next few years.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at
http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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